October 11, 2018

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:        Haverty Furniture Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 2, 2018
File No.  001-1445

Dear Mr. Thompson:

Set forth below are Haverty Furniture Companies, Inc. ("Havertys," "the company," "we," or "our") responses to the Securities and Exchange Commission Staff's ("SEC" or the "Staff") comments given by letter (the "Comment Letter") dated October 1, 2018, regarding the company's Annual Report on Form 10-K (the "2017 Form 10-K") for the year ended December 31, 2017. The responses are numbered to correspond to the comments set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2017 Selected Financial Data, page 15

1.	We note you present adjusted diluted earnings per share, a non-GAAP measure. In future filings please provide the disclosures required by Item 10(e)(1)(i)(C) and (D).

Response:  We acknowledge the Staff's comment and confirm that in future filings should a non-GAAP measure be presented, we will provide the disclosures required by Item 10(e)(1)(i)(C) and (D).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 17
2.
We note your disclosure on page 3 that "Sales placed through our website increased 10.0% in 2017 compared to 2016 and currently are approximately at the level of a mid- sized market."  We note from disclosure in previous filings that sales from your website have been increasing year over year. Please tell us what consideration you gave to providing a discussion and analysis of the impact of e-commerce sales on your results of operations. Please explain if e-commerce sales are included in comparable store sales and sales per square feet. If so, tell us your basis for inclusion and explain to us what consideration you gave to also disclosing these performance metrics excluding e- commerce sales. If you do not believe such information would be useful to investors, please explain the reasons for your determination.

William H. Thompson
U.S. Securities and Exchange Commission
October 11, 2018

Response: We do not consider e-commerce sales as a separate segment of our business. We include e-commerce sales in our comparable store sales and sales per square feet metrics. We consider our website an extension of our brick-and-mortar locations. Most customers will use the website for inspiration and as a start to their shopping process to view products and prices. The next stop in the purchase journey for these consumers is a visit to a store to touch, sit, and see merchandise in person. They may make their purchase in the store or opt to return home and finalize their decisions and purchase online. We periodically provide information as to the relative level of transactions taking place online but view the physical stores and the website as working together and not as separate sales channels.

We will specify in our future filings and releases that sales made on our website are included in the comparable store sales and sales per square feet metrics.

Notes to Consolidated Financial Statements Note 5, Credit Arrangement, page F-13
3.
We note that your credit agreement limits your ability to pay dividends. Please tell us your consideration of disclosing the nature of the restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restriction. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:  The credit agreement limits our ability to pay dividends upon reaching $16.5 million of unused availability or when we are in default. The agreement does not restrict net income or retained earnings. Our unused availability has never been below $39.8 million and there have been no borrowings made under the agreement. We had $79.5 million in cash at December 31, 2017 and disclose that we believe our cash generated from operations will be sufficient to fund our obligations. We will note the dividend limitation is tied to a $16.5 million unused availability in our future filings.

We appreciate the Staff's assistance in this process and would be pleased to discuss any questions or provide additional information or clarification regarding this letter.  Please direct any questions or comments to the undersigned at (404) 443-4280, rhare@havertys.com or Jenny Parker, Senior Vice President, Secretary and Treasurer, at (404) 443-4271, jparker@havertys.com.

Sincerely,

Richard B. Hare
Executive Vice President and
  Chief Financial Officer